UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bolt Projects Holdings, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

09769B107

(CUSIP Number)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09769B107
1.	Names of Reporting Persons Foundation Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,284,830 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,284,830 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,284,830 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Foundation Capital VI, L.P. (“FC6”), Foundation Capital VI Principals Fund, L.L.C. (“FC6P”), Foundation Capital Management Co. VI, L.L.C. (“FCM6” and, with FC6 and FC6P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 2,284,830 shares of Common Stock held directly by FC6. FCM6 is the general partner of FC6 and may be deemed to beneficially own the shares held by FC6.

(3)	This percentage is calculated based upon 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024.

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CUSIP No. 09769B107
1.	Names of Reporting Persons Foundation Capital VI Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,530 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,530 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,530 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 25,530 shares of Common Stock held directly by FC6P. FCM6 is the manager of FC6P and may be deemed to beneficially own the shares held by FC6P.

(3)	This percentage is calculated based upon 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024.

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CUSIP No. 09769B107
1.	Names of Reporting Persons Foundation Capital Management Co. VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,310,360 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,310,360 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,360 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 2,284,830 shares of Common Stock held directly by FC6 and (ii) 25,530 shares of Common Stock held directly by FC6P. FCM6 is the general partner of FC6 and the manager of FC6P and may be deemed to beneficially own the shares held by each of FC6 and FC6P.

(3)	This percentage is calculated based upon 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024.

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Item 1.

(a)	Name of Issuer Bolt Projects Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 2261 Market Street, Suite 5447 San Francisco, CA 94114

Item 2.

(a)	Name of Person Filing Foundation Capital VI, L.P. (“FC6”) Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) Foundation Capital Management Co. VI, L.L.C. (“FCM6”)
(b)	Address of Principal Business Office or, if none, Residence c/o Foundation Capital 550 High Street, 3rd Floor Palo Alto, CA 94301
(c)	Citizenship
	FC6	-	Delaware
	FC6P	-	Delaware
	FCM6	-	Delaware

(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
(e)	CUSIP Number 09769B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of August 23, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
FC6 (1)	2,284,830		2,284,830		2,284,830	2,284,830	7.2%
FC6P (2)	25,530		25,530		25,530	25,530	0.1%
FCM6 (1) (2)			2,310,360		2,310,360	2,310,360	7.3%

(1)	Includes 2,284,830 shares of Common Stock held directly by FC6. FCM6 is the general partner of FC6 and may be deemed to beneficially own the shares held by FC6.
(2)	Includes 25,530 shares of Common Stock held directly by FC6P. FCM6 is the manager of FC6P and may be deemed to beneficially own the shares held by FC6P.
(3)	This percentage is calculated based upon 31,660,231 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024.

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2024

Foundation Capital VI, L.P.

By:	Foundation Capital Management Co. VI, L.L.C.
its	General Partner

By:	/s/ Warren M. Weiss
	Name:	Warren M. Weiss
	Title:	Managing Member

Foundation Capital VI Principals Fund, L.L.C.

By:	Foundation Capital Management Co. VI, L.L.C.
its	Manager

By:	/s/ Warren M. Weiss
	Name:	Warren M. Weiss
	Title:	Managing Member

Foundation Capital Management Co. VI, L.L.C.

By:	/s/ Warren M. Weiss
	Name:	Warren M. Weiss
	Title:	Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Exhibit(s):

A	Joint Filing Agreement

8

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Bolt Projects Holdings, Inc. is filed on behalf of each of us.

Dated: August 23, 2024

Foundation Capital VI, L.P.

By:	Foundation Capital Management Co. VI, L.L.C.
its	General Partner

By:	/s/ Warren M. Weiss
	Name:	Warren M. Weiss
	Title:	Managing Member

Foundation Capital VI Principals Fund, L.L.C.

By:	Foundation Capital Management Co. VI, L.L.C.
its	Manager

By:	/s/ Warren M. Weiss
	Name:	Warren M. Weiss
	Title:	Managing Member

Foundation Capital Management Co. VI, L.L.C.

By:	/s/ Warren M. Weiss
	Name:	Warren M. Weiss
	Title:	Managing Member